UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)1

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2006
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on the following pages)
(Page 1 of 12 Pages)

CUSIP NO. 40009 52 0	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,425,526

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,425,526

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*

14	TYPE OF REPORTING PERSON OO

* Based on 25,752,950 shares as determined by the Company to have been outstanding as of July 6, 2006.

CUSIP NO. 40009 52 0	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,511,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%*

14	TYPE OF REPORTING PERSON OO

* Based on 25,752,950 shares as determined by the Company to have been outstanding as of July 6, 2006.

CUSIP NO. 40009 52 0	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,425,526

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,425,526

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*

14	TYPE OF REPORTING PERSON CO

* Based on 25,752,950 shares as determined by the Company to have been outstanding as of July 6, 2006.

CUSIP NO. 40009 52 0	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,511,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%*

14	TYPE OF REPORTING PERSON CO

* Based on 25,752,950 shares as determined by the Company to have been outstanding as of July 6, 2006.

CUSIP NO. 40009 52 0	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,425,526

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,425,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*

14	TYPE OF REPORTING PERSON IN

* Based on 25,752,950 shares as determined by the Company to have been outstanding as of July 6, 2006.

CUSIP NO. 40009 52 0	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

2,425,526

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

2,425,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,936,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*

14	TYPE OF REPORTING PERSON IN

* Based on 25,752,950 shares as determined by the Company to have been outstanding as of July 6, 2006.

          This Amendment No. 8 (this "filing") amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian dated February 13, 2001 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM") dated April 19, 2002 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated May 16, 2002 ("Amendment No. 3"); Amendment No. 4 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated September 27, 2002 ("Amendment No. 4"); Amendment No. 5 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Holdings LLC, a Michigan limited liability company ("KH"), KV, KVMM dated May 9, 2003 ("Amendment No. 5"); Amendment No. 6 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KH, KV, and KVMM dated January 6, 2005 ("Amendment No. 6") and Amendment No. 7 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Management Corporation ("KMC"), KH, KV, and KVMM dated April 28, 2006 (collectively the "Previous Filings"). All items not reported in this Amendment No. 8 are herein incorporated by reference from Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7. To the extent any item is superseded by any later filing, the later filing is operative and controlling. This Amendment No. 8 does not amend any information reported on behalf of Mike Kojaian, and he does not join in this amendment.

Item 2.	Identity and Background

          This Amendment No. 8 is being filed by C. Michael Kojaian, KMC, KVMM, KV, and KH (collectively, the "Reporting Persons"). Item 2 of the Previous Filings is here incorporated by reference.

          During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

          Item 4 of the Previous Filings is here incorporated by reference.

          On April 28, 2006, Grubb & Ellis Company (the "Company") and KV entered into a Series A-1 Preferred Stock Exchange Agreement (the "Agreement"). Pursuant to the Agreement, KV agreed to exchange (the "Exchange") 11,725 shares of the Company's Series A-1 Preferred Stock (the "Preferred Stock") for (i) 11,173,925 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), which is the common share equivalent that the holder of the Preferred Stock would have been entitled to receive upon a liquidation, merger, consolidation, sale or change in control of the Company, and (ii) a cash payment of $10,056,532.50 ($.90 per share of each newly issued share of Common Stock). The closing under the Exchange Agreement was to occur simultaneously with, and be expressly conditioned upon, the closing of a proposed public offering of the Company's Common Stock pursuant to the Registration Statement on Form S-1 filed by the Company on May 1, 2006.

          The Company, KV, and KH entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of April 28, 2006. Pursuant to the Registration Rights Agreement, the Company granted KV, KH and their affiliates (collectively, the "Kojaian Entities") demand and piggyback registration rights with respect to sales of Common Stock which the Kojaian Entities own or which they may acquire in the future. The Registration Rights Agreement replaces the registration rights granted by the Company to certain Kojaian Entities pursuant to an agreement entered into in 1996.

          Pursuant to the Exchange Agreement, KV entered into an Underwriting Agreement dated June 29, 2006 (the "Underwriting Agreement) with the Company and Deutsche Bank Securities, Inc. (the "Representative") as representative of the several underwriters, pursuant to which KV agreed to sell 5,000,000 shares of Common Stock to the underwriters as part of a public offering of shares by the Company and KV (the "Public Offering"). KV's participation in the Public Offering was and is governed by the Registration Rights Agreement.

          As required by the Underwriting Agreement, KH, KV and C. Michael Kojaian each entered into Lock-Up Agreements dated June 30, 2006 (the "Lock-Up Agreements") with the Representative, in which they agreed that they would not offer to sell, sell, or otherwise dispose of or enter into any transaction that is designed to or could be expected to result in the disposition of any shares of Common Stock or derivatives of Common Stock for a period of 180 days after the date of final prospectus (June 29, 2006) relating to the Public Offering. The lock-up period may be extended by up to eighteen days under certain circumstances. The Lock-Up Agreement does not prohibit sales of shares acquired in open market purchases after completion of the Public Offering and certain other transfers.

          On July 6, 2006, concurrent closings were held at which KV exchanged the Preferred Stock for 11,173,925 shares of Common Stock and $10,056,532.50 in cash pursuant to the Exchange Agreement and KV sold 5,000,000 shares to the underwriters pursuant to the Underwriting Agreement for a price of $8.8825 per share in cash, net of underwriting discount. The shares were sold by the underwriters in the Public Offering at a public offering price of $9.50 per share.

          The foregoing is a summary of the terms of the agreements described and does not purport to be a complete discussion of those documents. Accordingly, the foregoing is qualified in its entirety by reference to the full text of such agreements, which have been filed or incorporated by reference as exhibits to this filing.

          The Reporting Persons may from time to time in the future acquire or dispose of additional securities of the Company in open market or privately negotiated transactions, depending on market conditions and other considerations that the Reporting Persons deem relevant. As of the date of this filing, the Reporting Persons have no specific plans or proposals to acquire or dispose of securities of the Company.

          The Reporting Persons reserve the right to take any and all actions with respect to their respective investments in the Company as they from time to time may determine in the future in their sole discretion.

Item 5.	Interests in Securities of the Issuer.

          (a-b)    The total number of shares of Common Stock deemed to be beneficially owned by all of the Reporting Persons is 9,936,809, which represents approximately 38.6% of the outstanding shares of Common Stock based on 25,752,950 shares determined by the Company to have been outstanding as of July 6, 2006. The direct beneficial owners of such shares are represented in the following table (each entity has sole voting and dispositive power over the listed shares):

Beneficial Owner	Shares	Percentage of All Outstanding Common Stock
Kojaian Holdings LLC (KH)	2,425,526	9.4%
Kojaian Ventures, L.L.C. (KV)	7,511,283	29.2%

TOTAL	9,936,809	38.6%

          As the sole member of KH, KMC is the deemed beneficial owner of, and has sole voting and dispositive power over, the 2,425,526 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 9.4% of the outstanding shares of Common Stock, based on 25,752,950 shares determined by the Company to have been outstanding as of July 6, 2006.

          As the manager member of KV, KVMM is the deemed beneficial owner of, and has sole voting and dispositive power over, the 7,511,283 shares of Common Stock directly owned by KV. These shares represent approximately 29.2% of the outstanding shares of Common Stock, based on 25,752,950 shares as determined by the Company to have been outstanding as of July 6, 2006.

          As a 50% shareholder of KMC, Mike Kojaian is the deemed beneficial owner of, and has shared voting and dispositive over, the 2,425,526 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 9.4% of the outstanding shares of Common Stock based on 25,752,950 shares determined by the Company to have been outstanding as of July 6, 2006.

          As (i) a 50% shareholder of KMC, (ii) the sole shareholder of KVMM and (iii) a member (along with KVMM) of KV, C. Michael Kojaian is deemed to be the beneficial owner of the 9,936,809 shares of Common Stock directly owned by KH and KV. These shares of Common Stock represent approximately 38.6% of the outstanding shares of Common Stock, based on 25,752,950 shares determined by the Company to have been outstanding as of July 6, 2006. Of such 9,936,809 shares of Common Stock, C. Michael Kojaian has sole voting and dispositive power over the 7,511,283 shares of Common Stock directly owned by KV and shared voting and dispositive power over the 2,425,526 shares of Common Stock directly owned by KH.

          (c)          On July 6, 2006, concurrent closings were held at which KV exchanged the Preferred Stock for 11,173,925 shares of Common Stock and $10,056,532.50 in cash pursuant to the Exchange Agreement and KV sold 5,000,000 shares to the underwriters pursuant to the Underwriting Agreement for a price of $8.8825 per share in cash, net of underwriting discount. The shares were sold by the underwriters in the Public Offering at a public offering price of $9.50 per share.

          (d)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

          Item 6 of the Previous Filings and Item 4 of this Amendment No. 8 are here incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated July 6, 2006.

Exhibit 2

Series A-1 Preferred Stock Exchange Agreement, made as of April 28, 2006, by and between Grubb & Ellis Company and Kojaian Ventures, L.L.C. This Agreement was filed as Exhibit 1 to the Form 8-K Report of the Company filed on May 1, 2006 and is here incorporated by reference.

Exhibit 3

Registration Rights Agreement, dated as of April 28, 2006, by and between Grubb & Ellis Company, Kojaian Ventures, L.L.C., and Kojaian Holdings LLC. This Agreement was filed as Exhibit 2 to the Form 8-K Report of the Company filed on May 1, 2006 and is here incorporated by reference.

Exhibit 4

Underwriting Agreement dated June 29, 2006 between Deutsche Bank Securities, Inc., as representative of the several underwriters, Grubb & Ellis Company, and Kojaian Ventures, L.L.C. The form of the Underwriting Agreement was filed as Exhibit 1.1 to Amendment No. 2 to the Form S-1 Registration Statement filed by Grubb & Ellis Company on June 28, 2006 and is here incorporated by reference.

Exhibit 5

Lock-Up Agreements. The form of Lock-Up Agreements dated June 30, 2006 between Deutsche Bank Securities, Inc., as representative of the several underwriters, and Kojaian Holdings LLC, Kojaian Ventures, L.L.C. and C. Michael Kojaian, respectively, is Exhibit A to the Underwriting Agreement, filed as Exhibit 4 to this Amendment No. 8 and here incorporated by reference.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2006	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: July 6, 2006	KOJAIAN HOLDINGS LLC

By: Kojaian Management Corporation, its Sole Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: July 6, 2006	KOJAIAN MANAGEMENT CORPORATION

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: July 6, 2006	KOJAIAN VENTURES, L.L.C.

By: Kojaian Ventures-MM, Inc., its Managing Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: July 6, 2006	KOJAIAN VENTURES-MM, INC.

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President